UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Certain Officer and Directors

On November 15, 2022, Mr. Roy Tan Choon Kang, a director of Antelope Enterprise Holdings Limited, a British Virgin Islands exempted limited company (the “Company”), resigned from his position as a member of the board of directors (the “Board”), a member of the nominating and corporate governance committee, a member of the compensation committee and the chairperson of the audit committee, effective on December 1, 2022. His resignation was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

In connection with Mr. Tan’s resignation, Mr. Dian Zhang, a member of the Board, will become the chairperson of the Company’s audit committee, effective on December 1, 2022.

Appointment of Certain Officer and Directors

On November 30, 2022, the Board appointed Mr. Ishak Han, as a new member of the Board, as well as a member of the audit committee, the nominating and corporate governance committee, and the compensation committee, effective on December 1, 2022.

Mr. Ishak Han is the General Manager of Shenzhen Baisifu Industrial Co., Ltd., which engages in property management and leasing, management services for catering businesses, and enterprise management consulting. Having founded the firm in 2017, Mr. Han developed Shenzhen Baisifu Industrial Co., Ltd.’s marketing strategy, management policies, financial budgeting, and corporate planning activities. From 2011 to 2016, Mr. Han was the General Manager of Shenzhen Baisi Technology Co., Ltd. which engages in the development of self-service website application systems, the training and development of online ventures, online marketing training, and e-commerce product consignments. As the founder of Shenzhen Baisi Technology Co., Ltd., Mr. Han oversaw its financial budgeting and corporate planning functions, and was responsible for its overall marketing strategy. Mr. Han graduated with a higher degree diploma in marketing from Guangdong Open University in 2021.

Mr. Han shall receive RMB10,000 quarterly compensation during his term. Mr. Han does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

A copy of the offer letter of Mr. Han is attached hereto as exhibit 10.1.

SUBMITTED HEREWITH

Exhibits:

10.1	Offer Letter to Mr. Ishak Han
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANTELOPE ENTERPRISE HOLDINGS LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund,
Chief Financial Officer

Date: December 1, 2022